Via Facsimile and U.S. Mail
Mail Stop 6010

May 7, 2009

Lixin Zhou
Interim Chief Executive Officer
China Bio-Immunity Corporation
No. 36 ShengMing 2nd Road
DD Port, Dalian
People's Republic of China, 116620

Re: China Bio-Immunity Corporation
Item 4.01 Form 8-K filed April 27, 2009
Item 4.01 Form 8-K/A filed May 4, 2009
File No. 000-51760

Dear Mr. Zhou:

We have completed our review of your Item 4.01 Form 8-K and related filings and have no further comments at this time.

Sincerely,

Sasha Singh Parikh
Staff Accountant